 Filed Pursuant to Rule 424(b)(1)

Registration No. 333-210778

PROSPECTUS

2,550,000 Ordinary Shares

Parnell Pharmaceuticals Holdings Ltd

We are offering 2,550,000 ordinary shares in this offering.

Our ordinary shares are currently quoted on The NASDAQ Global Market under the symbol “PARN”. On May 11, 2016, the last reported sale price of our ordinary shares on The NASDAQ Global Market was $1.95.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). We are also considered a “foreign private issuer.”

INVESTING IN OUR SECURITIES INVOLVES RISK. YOU SHOULD REVIEW CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” ON PAGE 8 AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$1.65	$4,207,500
Underwriting discounts and commissions(1)	$0.0990	$252,450
Proceeds to us, before expenses	$1.5510	$3,955,050

(1)	We refer you to “Underwriting” on page 25 of this prospectus for more information regarding the total compensation payable to the underwriters.

We have granted the representative of the underwriters an option for a period of 30 days to purchase up to 382,500 additional ordinary shares to cover over-allotments, if any.

Delivery of the shares against payment therefor is expected on or about May 17, 2016.

Ladenburg Thalmann

The date of this prospectus is May 11, 2016.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the securities offered hereby in any jurisdiction where the offer is not permitted. The information contained in this prospectus and any free writing prospectus that we have authorized for use in connection with this offering is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any authorized free writing prospectus or the time of issuance or sale of any securities. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus, including any information incorporated herein by reference, and any free writing prospectus that we have authorized for use in connection with this offering in their entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the section of this prospectus entitled “Where You Can Find More Information.”

We are offering to sell, and seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the securities in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

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This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the section entitled “Where You Can Find More Information.”

The representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus contains and incorporates by reference market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

Our logo and some of our trademarks are used in this prospectus. This prospectus also includes trademarks, trade names, and service marks that are the property of other organizations. Solely for convenience, some of our trademarks and trade names referred to in this prospectus appear without the ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and trade names.

In this prospectus, “Parnell,” the “Company,” “we,” “us,” and “our” refer to Parnell Pharmaceuticals Holdings Ltd and its subsidiaries, unless the context otherwise requires.

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PROSPECTUS SUMMARY

This prospectus summary highlights certain information about our business and this offering. Because it is a summary, it may not contain all of the information that you should consider before deciding whether to purchase our securities. You should carefully read this prospectus and the documents incorporated by reference herein for a more complete understanding. You should pay special attention to the section entitled “Risk Factors” beginning on page 8 of this prospectus, Item 3.D. of our Annual Report filed on Form 20-F for the year ended December 31, 2015, as filed with the SEC, and our consolidated audited financial statements and the notes thereto in our Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC and incorporated by reference herein.

Business Overview

We are a fully integrated, veterinary pharmaceutical company focused on developing, manufacturing and commercializing innovative animal health solutions. We currently manufacture and market five products for companion animals and production animals in 14 countries. We augment our pharmaceutical products with proprietary software platforms – Fetch™ and mySYNCH®. These innovative technology solutions are designed to enhance the quality of life and/or performance of animals and are provided to animal owners who use our drug products as a value added service offering to differentiate us from our competitors. We also have a pipeline of seven drug products covering large therapeutic areas in orthopedics, dermatology, anesthesiology, nutraceuticals and metabolic disorders for companion animals as well as reproduction and mastitis for cattle.

Our disease-modifying product, Zydax®, for the treatment of osteoarthritis, or OA, in dogs and horses, both stimulates the growth of new cartilage and inhibits cartilage breakdown. OA is a slowly progressive and often severely debilitating degenerative joint disease, or DJD. We estimate that the market for OA in animals in the U.S. and the European Union, or the EU, is over $410 million in annual sales of prescription drugs, with the global market for alternative treatments such as nutraceutical products comprising at least another $500 million in annual sales. The most common treatments for OA are anti-inflammatory drugs, which ease symptoms but do not address the underlying disease process. By contrast, Zydax is designed to enable veterinarians and animal owners to safely and effectively manage the cause of OA. Zydax has an excellent efficacy and safety profile, with one million doses sold, and has led to improved quality of life for dogs and improved performance of sport horses.

We have marketed Zydax in Australia, New Zealand, Hong Kong, Singapore and the United Arab Emirates and we are seeking approval from the FDA for marketing in the U.S. and from the European Medicines Agency, or EMA, for marketing in the European Union, or EU. We plan to launch Zydax for dogs in the U.S. and EU once regulatory approval has been received. We filed an application with the Food and Drug Administration, or the FDA, for regulatory approval for Zydax in the U.S. in October 2015 and have now received a response from the FDA asking clarifying questions and additional information on our Chemistry and Manufacturing Controls Technical Section as well as on the Target Animal Effectiveness Section. We have had preliminary discussions with the FDA and, based on our current expectations, plan to file our response and the required data with the FDA in the second quarter of 2016. Meeting this response timeframe would keep us on track for a potential approval for Zydax in late fourth quarter 2016. Our application for approval in the EU was filed with the European Medicines Agency, or EMA, in February 2016, and we anticipate approval in the first quarter of 2017.

In addition to Zydax, we also have a nutraceutical product for OA, Glyde®, which is a combination of glycoaminoglycans, a building block for cartilage (derived from chondroitin sulfate and glucosamine) and a potent natural anti-inflammatory, ecoisatetranoic acid (derived from green-lipped mussel powder). Glyde is currently marketed in the same countries where Zydax is currently approved, as well as in the U.S. We launched Glyde in the U.S. in September 2015 through the establishment of a new U.S. companion animal sales and marketing team, providing us with an established presence in the companion animal market in advance of the anticipated FDA approval of Zydax in 2016.

We also expect to launch two new companion animal products in the U.S. in 2016. Luminous™ is a novel nutraceutical product we have developed for use in dermatological conditions. The dermatology market has seen recent rapid expansion with the introduction of novel pharmaceuticals and we expect Luminous to appeal to dog owners who want their dogs to have healthy skin and shiny coats. We are also proud to have recently in-licensed a novel liquid bandage product with antimicrobial properties called Reviderm™. The current standard of care for wounds is the use of adhesive bandages which can irritate dogs and cause them to chew off the bandage, which in turn can lead to complications at the wound site. We believe Reviderm offers a more elegant solution, combining antimicrobial properties that support wound healing with an impervious elasto-polymer that wears off naturally over time.

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We have constructed a sterile manufacturing facility located in Sydney, Australia, which has been inspected by the FDA and other regulatory agencies, enabling us to manufacture products for sale in the U.S., EU, Australia, New Zealand and Canada, as well as other jurisdictions under mutual recognition procedures. We believe this new facility provides us with a low-cost and reliable supply of our products and has approximately 75% available capacity above our current manufacturing demand, creating significant contract manufacturing and pipeline expansion opportunities. We have now completed negotiations on our first Contract Manufacturing agreement. We anticipate this deal, once signed, will generate several million dollars in revenue over a ten-year period and contribute to the utilization of our spare capacity. We continue to explore further contract manufacturing opportunities with other large multinationals from the Animal Health industry.

Our lead reproductive hormone products, estroPLAN® and GONAbreed®, are designed to safely and effectively improve cattle breeding performance and are currently marketed in 12 countries. We were the first company to achieve FDA approval for the indication of estrous synchronization in lactating dairy and beef cows. We market our reproductive hormone products in conjunction with our proprietary software platform, mySYNCH, in order to deliver superior breeding outcomes. Since launching in the U.S. in mid-2013, we have steadily acquired market share and finished 2015 with over 10% share of the U.S. reproductive hormone product market and triple-digit sales growth. We expect to continue to expand our commercial presence in the U.S. in 2016. In other markets we operate in, we typically enjoy a top three market share position, including in Australia, New Zealand and Canada, where we have been selling our products for many years.

We believe our products are differentiated through our complementary software platforms designed to assist animal owners in maximizing the performance and efficiency of our products. Fetch, for companion animal customers, and mySYNCH, for production animal customers, provide our customers with a personalized software solution which is currently provided as a free service offering to our customers. These software platforms provide mobile and interactive education and diagnostics, data analytics and customer management capabilities. Fetch and mySYNCH also provide us direct interaction with animal owners to manage and personalize their brand experience with our products. Our technology offerings enable us to increase customer interaction, brand recognition and overall customer satisfaction and in the future may also provide an additional revenue stream opportunity through charging for the provision of premium services in our digital technologies.

In the last decade, we have significantly enhanced our core competencies across the entire pharmaceutical value chain. A key strength of our business is our research and development, clinical trial and regulatory development experience. We have conducted over 31 clinical trials across six countries in 70 trial sites during the last ten years. Our products have been approved by regulators in the U.S., Europe, Canada, Australia, New Zealand and multiple other jurisdictions throughout Latin America, Asia, the Middle East and Africa. We are planning to conduct up to 25 additional clinical trials over the next four years. Our clinical science expertise is augmented by a strong network of academic institutions, private research organizations and veterinary clinics across multiple countries around the world.

Our current revenues are derived from operations in 14 countries, with a direct marketing presence in Australia, New Zealand and the U.S. We utilize a range of multi-national and local marketing partners in other markets including Canada, the Middle East and Africa and will continue to seek additional marketing partners who can assist us in bringing our products to market in those geographies where we do not expect to establish a direct presence such as Europe, Asia and Latin America. We have recently expanded our business operations in the U.S. where we conduct all drug development and drug commercialization functions from our global headquarters in Overland Park, Kansas. This shift in focus has enabled us to establish a U.S. sales and marketing presence and we believe will enable us to be well positioned for future potential approvals of our product candidates including Zydax. It also enables us to explore a variety of licensing opportunities arising from the large U.S. animal health and biotechnology industries.

We believe that our fully-integrated, pharmaceutical value chain positions us to effectively and efficiently leverage our current product portfolios, expand and scale our pipeline of product candidates and potentially elicit attractive in-licensing or acquisition opportunities. We believe that the combination of these capabilities and opportunities positions us to become a leading innovator in animal health products.

Risks Related to Our Business

Our ability to successfully implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary and in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus. These risks include, among others:

•	We have incurred a loss for the fiscal years ended June 30, 2014 and 2013 and the fiscal year ended December 31, 2015 and six-month period ended December 31, 2014. If we do not increase our revenues, we will continue to incur losses and may be reliant upon external capital in order to continue to fund our operations. Failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

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•	Sales of our existing reproductive hormones and OA products may decline as a result of increased competition and other market factors.

•	Zydax, our most advanced product candidate, may take longer to, or may never, receive regulatory approval in the U.S., Europe or in any other significant market.

•	The API for all our products and product candidates is supplied by contract manufacturers. If these third party suppliers discontinue our supply relationship or are unable to supply our needs on a timely basis or on terms and conditions acceptable to us, we may experience significant disruption to the continuation of our sales.

•	Our pipeline of product candidates will require contract manufacturers to develop manufacturing processes for the development of API for our product candidates. These processes may take substantially longer and cost significantly more than we anticipate.

•	We have supply agreements in place for the API contained in our estroPLAN and GONAbreed products. If these contractual arrangements terminate or are otherwise not renewed, our ability to timely acquire the necessary API will be impaired and may result in a material adverse effect on our business and financial condition.

•	Our market is highly competitive and failure to compete successfully could have a material adverse effect on our business, financial condition, and results of operations.

•	We have limited redundancy built into our Information Technology systems.

Corporate Information

We were incorporated as a proprietary company limited by shares in Australia on June 25, 2009 as part of our corporate restructuring that occurred on July 10, 2009. Pursuant to a Share Exchange Agreement, we acquired all of the outstanding share capital of Parnell Laboratories (Aust) Pty Ltd, which was beneficially owned by Dr. Alan Bell, Chairman of our Board of Directors and had been trading since September 1986. On April 28, 2014, we converted our corporate status under the Australian Corporations Act 2001 (Cth), or the Corporations Act, from a proprietary company limited by shares to that of a public company limited by shares, which became effective on June 6, 2014. On April 28, 2014, we effected a ten-for-one consolidation of our ordinary shares, which has the effect of a ten-for-one reverse stock split.

Our principal executive offices are located at Unit 4 Century Estate, 476 Gardeners Rd, Alexandria, NSW, 2015, Australia. We also have an executive office at 9401 Indian Creek Parkway, Suite 1170, Overland Park, Kansas 66210. Our main telephone number in Australia is 61-2-9667-4411, and our main telephone number in the U.S. is (913) 312-0786. Our corporate website address is www.parnell.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of Being an Emerging Growth Company

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•	the last day of our fiscal year following the fifth anniversary of the date of our initial public offering of ordinary shares;

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•	the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (a) have an aggregate worldwide market value of ordinary shares held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (b) have been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months, and (c) have filed at least one annual report pursuant to the Exchange Act.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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The Offering

Ordinary shares to be offered pursuant to this offering	2,550,000 ordinary shares

Ordinary shares outstanding prior to this offering	14,165,667 ordinary shares

Ordinary shares to be outstanding after giving effect to the issuance of ordinary shares under this prospectus.	16,715,667 ordinary shares

Option to Purchase Additional Shares	We have granted the underwriter a 30-day option to purchase up to 382,500 additional ordinary shares to cover over-allotments, if any.

Use of Proceeds	The net proceeds from this offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us will be approximately $3.6 million (or approximately $4.2 million if the underwriters exercise in full their option to purchase additional ordinary shares from us). We intend to use the net proceeds from this offering for general corporate purposes and working capital requirements. See “Use of Proceeds.”

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

Lock-up	We have agreed for a period of 90 days after the date of this prospectus not to sell, transfer or otherwise dispose of any of our ordinary shares, subject to certain exceptions. Furthermore, each of our directors and officers have agreed to a similar 90-day lock-up, subject to certain exceptions. See “Underwriting.”

Symbol on The NASDAQ Global Market	PARN

The number of ordinary shares that will be outstanding after this offering is based on 14,165,667 ordinary shares outstanding as of May 11, 2016 and assumes the issuance and sale of 2,550,000 ordinary shares at a public offering price per ordinary share of $1.65.

The number of ordinary shares excludes 2,868,593 ordinary shares reserved for issuance under our 2014 Omnibus Equity Incentive Plan. As of May 11, 2016 there were 418,432 options vested issued under the Plan that have yet to be exercised. The Company also has 150,000 ordinary shares reserved for issuance to Lincoln Park Capital Fund, LLC (“Lincoln Park”) pursuant to the Warrant to Purchase Ordinary Shares we issued to Lincoln Park on February 23, 2016.

Unless indicated otherwise, all information in this prospectus assumes no exercise of the underwriters’ option to purchase 382,500 additional ordinary shares in this offering.

Issuances of our ordinary shares in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of our ordinary shares that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any issuance of our ordinary shares in connection with this offering.

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RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risk factors contained in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus, as well as the risk factors described below which constitute updates and amendments to the risk factors set forth in such Annual Report, before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our ordinary shares could decline, and you may lose part or all of your investment. For more information, see “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

Our management has broad discretion as to the use of the net proceeds from this offering.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, however we cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our ordinary shares may not desire or that may not yield a significant return or any return at all. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

You will experience immediate and substantial dilution in the net tangible book value per share of the ordinary shares you purchase in this offering.

Because the price per share of the ordinary shares in this offering is substantially higher than the net tangible book value per share of our ordinary shares, you will suffer substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering. Based on a public offering price of $1.65 per share, and after giving full effect to the issue and sale of ordinary shares to Lincoln Park, as well as shares issued and vested under our employee incentive plan since December 31, 2015, if you purchase ordinary shares in this offering, you will suffer immediate and substantial dilution of approximately $0.57 per share in the net tangible book value of such ordinary shares. See the section entitled “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase ordinary shares in this offering.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

If we are unable to sell the ordinary shares as contemplated hereby, we may need to secure working capital from other sources. Even if we sell all of the ordinary shares as contemplated hereby, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The market price of our ordinary shares may be highly volatile.

The trading price of our ordinary shares is likely to be volatile. Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	any delay in filing FDA approval for our drug candidates;

•	adverse results or delays in clinical trials, if any;

•	significant lawsuits, including patent or stockholder litigation;

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•	inability to obtain additional funding;

•	failure to successfully develop and commercialize our drug candidates;

•	changes in laws or regulations applicable to our drug candidates;

•	inability to obtain adequate product supply for our drug candidates, or the inability to do so at acceptable prices;

•	unanticipated serious safety concerns related to any of our drug candidates;

•	adverse regulatory decisions;

•	introduction of new products or technologies by our competitors;

•	failure to meet or exceed drug development or financial projections we provide to the public;

•	failure to meet or exceed the estimates and projections of the investment community;

•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our licensed and owned technologies;

•	additions or departures of key scientific or management personnel;

•	changes in the market valuations of similar companies;

•	general economic and market conditions and overall fluctuations in the U.S. equity market;

•	sales of our ordinary shares by us or our stockholders, including Lincoln Park, in the future; and

•	trading volume of our ordinary shares.

In addition, the stock market, in general, and small pharmaceutical companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause our stock price to decline rapidly and unexpectedly.

Sales of a substantial number of our ordinary shares in the public market by our existing stockholders, or future issuances of our ordinary shares or rights to purchase our ordinary shares, could cause our stock price to fall.

Sales of a substantial number of our ordinary shares by our existing stockholders in the public market, including any sales by Lincoln Park, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Securities and Exchange Commission, or the SEC, encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. Except for the historical information contained in this prospectus, the statements contained in this prospectus are “forward-looking statements” which reflect our current view with respect to future events and financial results.

Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s present judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our research and development activities, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to litigation, government regulation, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on third parties and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” contained in Item 3.D. of our Annual Report filed on Form 20-F for the year ended December 31, 2015 as filed with the SEC.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. The discussion and analysis of the Company’s financial condition and results of operations are included in our Annual Report on Form 20-F, for the year ended December 31, 2015 as filed with the SEC and should be read in conjunction with the Company’s financial statements incorporated by reference in this prospectus.

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SUMMARY CONSOLIDATED FINANCIAL DATA

For summary consolidated financial data for the year ended December 31, 2015, six-months ended December 31, 2014, and years ended June 30, 2014, 2013 and 2012, see Item 3.A “Selected Financial Data” in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected for any other future period. Unless otherwise specified, all amounts are presented in Australian Dollars (AUD).

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Information identifying our directors, senior management and advisers is contained in Item 6. “Directors, Senior Management and Employees” in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus.

On April 20, 2016, Will Hunsinger, age 46, was appointed to our Board of Directors and to our Audit, Compensation, and Nominating and Corporate Governance Committees. The Board of Directors has determined that Mr. Hunsinger qualifies as an independent director under the published listing requirements of the NASDAQ Stock Market and under the criteria for independence recommended by the ASX Corporate Governance Principles and Recommendations. With Mr. Hunsinger’s addition, we have seven members on our Board of Directors, four of whom qualify as independent directors.

Mr. Hunsinger has substantial experience in the technology industry, having previously been responsible for re-launching the e-commerce business for Gap, Banana Republic and Old Navy clothing retailers and then having worked with TPG Capital as an advisor and executive in various companies invested-in by TPG. Mr. Hunsinger also founded the social-mobile app company, SportStream, which he successfully sold to Facebook Inc.

Mr. Hunsinger will receive the same cash and equity-based Board fees as our other non-employee directors. He does not presently own any of our ordinary shares.

The principal address of our U.S. based directors and executives, Mr. Joseph, Mr. Croden, Mr. Hunsinger, Mr. Rosen and Ms. Richstone is 7015 College Blvd, Level 6, Overland Park, KS 66211. The principal address of our Australian based directors and executives, Mr. Bell and Mr. McCarthy, is Unit 4, Century Estate, 476 Gardeners Rd, Alexandria, NSW 2015 Australia.

INDUSTRY AND MARKET DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. While we believe the market information included in this prospectus is generally reliable, the future performance of the industry in which we operate and, as a result, our future prospects, are subject to a high degree of risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus.

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USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, will be approximately $3.6 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $4.2 millionif the underwriter exercises in full its over-allotment option to purchase additional ordinary shares, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Underwriting” elsewhere in this prospectus for more information.

We expect to use any proceeds that we receive for working capital, and for other general corporate purposes, including capital expenditures related to our research and development activities. This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above.

DIVIDEND POLICY

We have not declared or paid cash dividends on our ordinary shares since 2013. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors in accordance with Australian law and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

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CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization in Australian dollars (AUD) as of December 31, 2015:

•	On an actual basis;

•	On an as adjusted basis to give effect to: (i) the full issue and sale by us to Lincoln Park of the ordinary shares that Lincoln Park may sell pursuant the Purchase Agreement dated January 11, 2016, at an assumed offering price of $3.76 per ordinary share as of that date, (ii) our private placement with Lincoln Park of 175,000 ordinary shares issued at $3.50 pursuant to the Securities Purchase Agreement dated February 23, 2016 and application of the net proceeds to us, and (iii) 131,407 restricted share units which vested and were issued to employees under our 2014 stock incentive plan on February 1, 2016; but prior to giving effect to the pro forma adjustments for this offering; and

•

On an as further adjusted basis to give further effect to the issuance and sale by us of 2,550,000 ordinary shares in the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of net proceeds received by us in the offering as described in the section of this prospectus entitled “Use of Proceeds.”

You should read this table in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2015, which are incorporated by reference in this prospectus and our Management Discussion and Analysis for the year ended December 31, 2015 incorporated by reference in this prospectus.

	As of December 31, 2015
	Actual AUD	As Adjusted AUD	As Further Adjusted AUD
Borrowings, including current portion	17,475,756	17,475,756	17,475,756
Ordinary Shares, actual: 13,283,722 shares issued and outstanding, as adjusted: 17,665,434 shares issued and outstanding, as further adjusted: 20,215,434 shares issued and outstanding	55,343,451	76,535,089	81,430,445
Share-based Compensation Reserve	1,708,388	1,708,388	1,708,388
Reserves	(3,214,558)	(3,214,558)	(3,214,558)
(Accumulated losses)	(33,582,485)	(33,582,485)	(33,582,485)
Total equity	20,254,796	41,446,434	46,341,790
Total capitalization	37,730,552	58,922,190	63,817,546

The above table does not reflect as of December 31, 2015:

•	2,868,593 additional ordinary shares reserved for future issuance under our 2014 stock incentive plans.
•	150,000 warrants issued to Lincoln Park with an exercise of price of $5.00.

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DILUTION

Dilution is the amount by which the portion of the offering price per ordinary share paid by the purchasers of our ordinary shares in this offering exceeds the net tangible book value per ordinary shares after the offering. Our net tangible book value as of December 31, 2015 was $2.7 million (AUD$3.7 million), or $0.20 per ordinary share. Net tangible book value per ordinary share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of ordinary shares outstanding. After giving effect to the full issue and sale by us to Lincoln Park of the ordinary shares that Lincoln Park may sell pursuant the Purchase Agreement dated January 11, 2016 and the commitment shares associated with that agreement, at an assumed offering price of $3.76 per ordinary share as of that date, our private placement with Lincoln Park of 175,000 ordinary shares issued at $3.50 pursuant to the Securities Purchase Agreement dated February 23, 2016 and application of the net proceeds to us, and 131,407 restricted share units which vested and were issued to employees under our 2014 stock incentive plan on February 1, 2016, our pro forma net tangible book value was $18.2 million, or $1.03 per share.

After giving effect to the full issue and sale by us of the ordinary shares that we may sell in this offering, at an offering price of $1.65 per ordinary share and the receipt and application of the net proceeds to us, our pro forma net tangible book value as of December 31, 2015 would have been $21.7 million, or $1.08 per ordinary share. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.05 per ordinary share and an immediate dilution to new investors of $0.57 per ordinary share.

The following table illustrates this per ordinary share dilution:

Initial offering price per ordinary shares		$1.65
Net tangible book value per ordinary share as of December 31, 2015	$0.20
Increase in pro forma tangible book value per ordinary share as of December 31, 2015 attributable to Lincoln Park offerings	0.83
Increase in pro forma net tangible book value per ordinary share attributable to new investors	$0.05
Pro forma net tangible book value per ordinary share after offering		$1.08
Dilution per ordinary share to new investors		$0.57

Dilution is determined by subtracting pro forma net tangible book value per ordinary share after the offering from the offering price per ordinary share.

The number of shares of ordinary shares shown above to be outstanding after this offering is based on the 13,283,722 shares outstanding as of December 31, 2015, and excludes:

•	2,868,593 additional ordinary shares reserved for future issuance under our 2014 stock incentive plans.
•	150,000 warrants issued to Lincoln Park with an exercise of price of $5.00.

Subsequent to December 31, 2015, we issued 47,746 shares to Lincoln Park under the $15,000,000 Purchase Agreement as part of Lincoln Park’s commitment fee. Additionally, we issued 527,792 shares to Lincoln Park subsequent to the closing of the $15,000,000 Purchase Agreement and 175,000 shares to Lincoln Park under a separate Purchase Agreement.

Except as otherwise specifically indicated herein, all information in this prospectus assumes or gives effect to no exercise of options or warrants outstanding on the date of this prospectus or in the future.

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MARKET FOR OUR ORDINARY SHARES

Our ordinary shares are listed for trading on The NASDAQ Global Market under the symbol “PARN” since June 18, 2014. Prior to June 18, 2014, our ordinary shares were not traded in public markets. The following sets forth the high and low prices expressed in U.S. dollars on The NASDAQ Global Market for the past full six months and through May 11, 2016, for each quarter for the past two fiscal years, and for the one completed fiscal year (ended December 31, 2014, at which time we changed from a June 30 fiscal year to a December 31 fiscal year) for which our stock was publicly traded.

Last Six (6) Months	High	Low

For the Month Ended
May (through May 11, 2016)	$2.21	$1.63
April 2016	3.19	1.88
February 2016	3.48	1.34
January 2016	3.95	2.90
December 2015	4.89	3.66
November 2015	3.90	3.36

Last Two (2) Fiscal Years
For the Quarter Ended
December 31, 2015	$4.90	$3.30
September 30, 2015	5.11	3.20
June 30, 2015	5.98	3.47
March 31, 2015	6.00	3.59
December 31, 2014	6.38	3.29
September 30, 2014	$7.59	$5.00
For the Period Ended
December 31, 2014	$7.59	$3.29
For the Year Ended
December 31, 2015	$6.00	$3.20

EXCHANGE RATES

Our financial statements incorporated by reference herein are set forth in Australian dollars. The following table sets forth the high and low exchange rate for the past six (6) months based on the Reserve Bank of Australia rate (the “RBA rate”). As of May 11, 2016, the exchange rate was AUD 0.7238 for each USD1.00.

Month	High	Low
May (through May 11, 2016)	$0.7607	$0.7328
April 2016	0.7801	0.7539
February 2016	0.7323	0.7058
January 2016	0.7151	0.6855
December 2015	0.7335	0.7144
November 2015	0.7265	0.7047

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Year Ended December 31, ($ per AUD)	Period End	Average(1)	Low	High
2015	0.7306	0.7576	0.6924	0.8244
2014	0.8202	0.9069	0.8140	0.9458
Year ended June 30, ($ per AUD)
2012	1.0191	1.0319	0.9500	1.1055
2013	0.9275	1.0271	0.9202	1.0593
2014	0.9420	0.9182	0.8716	0.9651

6-month Period ended December 31, ($ per AUD)
2014	0.8202	0.8821	0.8140	0.9458
2013	0.8948	0.9226	0.8836	0.9672

(1)	Represents the average of the exchange rates on the last day of each month during the year.

INFORMATION ON THE COMPANY

Information about the history and development, business, organizational structure and property, plant of equipment of the company is contained in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus.

You should read this information in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2015, which are incorporated by reference in this prospectus along with Item 4 of our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference into this prospectus, see “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s discussion and analysis of financial condition and results of operations are contained in our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference in this prospectus.

You should read this information in conjunction with our audited consolidated financial statements as at and for the year ended December 31, 2015, which are incorporated by reference in this prospectus along with Item 5 of our Annual Report on Form 20-F filed with the SEC on March 4, 2016, which we incorporate by reference into this prospectus, see “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.”

DESCRIPTION OF SHARE CAPITAL

A description of our ordinary shares can be found in our Registration Statement on Form F-1, as amended, under the Securities Act of 1933, as amended (the “Securities Act”), as originally filed with the SEC on May 19, 2014 (Registration No. 333-196065) under the heading “Description of Share Capital” and as incorporated into the Company’s Form 8-A, filed with the SEC on June 13, 2014, which description is incorporated by reference herein.

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TAXATION

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this registration statement, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

The following discussion is limited to the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of ordinary shares by U.S. holders (as defined below). This discussion applies to U.S. holders that purchase ordinary shares pursuant to the offering and hold such ordinary shares as capital assets for U.S. federal income tax purposes. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of ordinary shares or that such a position would not be sustained. This discussion does not address all of the tax consequences that may be relevant to specific U.S. holders in light of their particular circumstances or to U.S. holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, investors in pass-through entities, or persons that own (directly, indirectly or constructively) 10% or more of our equity.

For purposes of this description, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

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You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” a U.S. holder that receives a distribution with respect to ordinary shares generally will be required to include the U.S. dollar value of the gross amount of such distribution (before reduction for any Australian withholding taxes) in gross income as a dividend when actually or constructively received to the extent of the U.S. holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. holder is not a dividend because it exceeds the U.S. holder’s pro rata share of our current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. holder’s ordinary shares, the remainder will be taxed as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

The U.S. dollar value of any distribution on ordinary shares paid in Australian dollars, including any Australian withholding taxes, should be calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of such distribution, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt of the distribution, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S. dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss. If Australian dollars so received are not converted into U.S. dollars on the date of actual or constructive receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the U.S. for U.S. foreign tax credit limitation purposes.

Subject to the passive foreign investment company rules, certain distributions treated as dividends that are received by non-corporate U.S. holders from a “qualified foreign corporation” generally qualify for a 20% reduced maximum tax rate so long as certain holding period and other requirements are met. A non-U.S. corporation (other than a corporation that is treated as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which the Secretary of Treasury of the U.S. determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the U.S. and because our ordinary shares will be listed on the NASDAQ. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisors.

The additional 3.8% “net investment income tax” (described below) may apply to dividends received by certain U.S. holders who meet certain modified adjusted gross income thresholds.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

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Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations—Taxation of Dividends.”

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares generally will be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes. You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ending December 31, 2015. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ending December 31, 2016. Even if we determine that we are not a PFIC after the close of our taxable year ending December 31, 2016, there can be no assurance that the IRS will agree with our conclusion. Because PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become a PFIC. Our U.S. counsel expresses no opinion with respect to our PFIC status in any prior taxable year or the current taxable year ending December 31, 2016 and also expresses no opinion with respect to our predictions regarding our PFIC status in the future.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution.

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Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, individual shareholders will be denied a “step up” in the tax basis of any shares in a PFIC at death.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If a U.S. holder owns ordinary shares during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. U.S. holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ordinary shares will be listed on the NASDAQ and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

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U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Medicare Tax

With respect to taxable years beginning on or after January 1, 2013, certain U.S. persons, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare surtax, or “net investment income tax,” on unearned income. For individuals, the additional net investment income tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes, among other things, passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. holders are urged to consult their own tax advisors regarding the implications of the additional net investment income tax resulting from their ownership and disposition of ordinary shares.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their U.S. federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, ordinary shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, ordinary shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion represents the opinion of Atanaskovic Hartnell, our Australian counsel. It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, share traders holding shares as trading stock). In addition, this summary does not discuss any foreign or state or territory tax considerations, other than stamp duty and goods and services tax. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposal of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (Foreign Shareholder).

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Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be `franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. The unfranked portion of a dividend payable to a Foreign Shareholder will be subject to dividend withholding tax, to the extent the dividends are Australian sourced. The unfranked portion of a dividend which is foreign sourced and declared to be conduit foreign income, or CFI, should not be subject to dividend withholding tax. Dividend withholding tax will be imposed at 30% of the dividend subject to withholding tax, unless a shareholder is a resident of a country with which Australia has a double taxation agreement, or DTA, and qualifies for the benefits of the treaty. Under the provisions of the current DTA, between Australia and the U.S., the Australian tax withheld on the unfranked portion of a dividend paid by us that is not CFI where a resident of the U.S. is beneficially entitled to the dividend is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Capital Account

Foreign Shareholders who hold shares on capital account will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The DTA between the U.S. and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Net capital gains are calculated after reduction for capital losses, which may be offset against capital gains.

The 50% capital gains tax discount is not available to Foreign Shareholders (whether individuals or corporations) or companies (wherever resident) on gains accrued after May 8, 2012.

On February 25, 2016, the Australian Government passed the Tax and Superannuation Laws Amendment (2015 Measures No. 6) Act 2016 which is proposed to apply from July 1, 2016. The legislation imposes a 10% withholding payment on the disposal by non-Australian residents of certain taxable Australian property which is subject to capital gains tax. Broadly, where a foreign resident disposes of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office, 10% of the proceeds from the sale. However, such obligation will not apply to transactions where the market value of the taxable Australian property is less than AUD$2 million or where the transaction is conducted on an approved stock exchange (such as the NASDAQ).

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

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Foreign shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% . Some relief from Australian income tax may be available to such non-Australian resident shareholders under the DTA between the U.S. and Australia.

To the extent an amount would be included in a foreign shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the U.S., under those countries’ domestic taxation laws, the shareholder’s residency status for tax purposes will be determined by the provisions of the DTA between the U.S. and Australia. Tax consequences follow from the determination of residency status of the shareholder. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or foreign residents on the issue of our shares or on trading of shares that are (i) quoted on NASDAQ at all relevant times provided (ii) the shares do not represent 90% or more of all issued shares in the Company.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax, or GST

The issue or transfer of shares to a non-Australian resident investor will not incur Australian GST. Foreign shareholders may not be entitled to input tax credits for GST included in the price of services, if any, associated with the purchase of shares.

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UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement between us and Ladenburg Thalmann & Co. Inc. (“Ladenburg”), on behalf of itself and as the representative of the several underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, at the public offering price, less the underwriting discounts and commissions, the respective number of ordinary shares shown opposite its name below:

Underwriter	Number of Ordinary Shares
Ladenburg Thalmann & Co. Inc.	2,550,000

Total	2,550,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ordinary shares if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have advised us that, following the completion of this offering, they currently intend to engage in market-making activities with respect to the ordinary shares as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ordinary shares, that you will be able to sell any of the ordinary shares held by you at a particular time or that the prices that you receive when you sell will be favorable. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Ordinary Shares

We have granted to the representative of the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to 382,500 ordinary shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $0.05940 per share of ordinary shares. After the offering, the offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

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The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares.

	Per Share		Total
	Without Option to Purchase Additional Ordinary Shares	With Option to Purchase Additional Ordinary Shares	Without Option to Purchase Additional Ordinary Shares	With Option to Purchase Additional Ordinary Shares
Public offering price	$1.6500	$1.6500	$4,207,500.00	$4,838,625.00
Underwriting discounts and commissions paid by us	$0.0990	$0.0990	$252,450.00	$290,317.50
Proceeds to us, before expenses	$1.5510	$1.5510	$3,955,050.00	$4,548,307.50

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above and expenses, will be approximately $328,503. We have also agreed to reimburse the underwriters for fees, disbursements and other charges of counsel to the underwriters in an amount not to exceed $50,000.

Listing

Our ordinary shares are listed on The NASDAQ Global Market under the symbol “PARN”.

Stamp Taxes

If you purchase the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, we and our officers and directors have agreed for a period of 90 days after the date of this prospectus, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

•

subject to specified exceptions, otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing.

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As part of these restrictions, we have agreed not to sell any of our ordinary shares to Lincoln Park Capital Fund, LLC (“Lincoln Park”) pursuant to the Purchase Agreement dated January 11, 2016, by and between us and Lincoln Park. It is at our discretion on whether we sell ordinary shares to Lincoln Park and we have no minimum obligations.

Ladenburg may, in its sole discretion and at any time or from time to time before the termination of the 90-day period release all or any portion of the securities subject to lock-up agreements.

Stabilization

The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ordinary shares at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option to purchase additional ordinary shares.

“Naked” short sales are sales in excess of the option to purchase additional ordinary shares. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of ordinary shares on behalf of the underwriters for the purpose of fixing or maintaining the price of the ordinary shares. A syndicate covering transaction is the bid for or the purchase of ordinary shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ordinary shares originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our ordinary shares on The NASDAQ Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of ordinary shares in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

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Other Activities and Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses. Ladenburg Thalmann & Co. Inc. participated in our initial public offering that was closed on June 23, 2014.

NOTICE TO INVESTORS

Australia

No placement document, prospectus, product disclosure document has been lodged with the Australian Securities & Investments Commission, in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of Section 708(8) of the Corporations Act), “professional investors” (within the meaning of Section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under Section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, an, if necessary, seek expert advice on those matters.

New Zealand

The ordinary shares offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of ordinary shares in New Zealand, in each case other than:

(a)	To persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money; or

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(b)	To persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(c)	To persons who are each required to pay a minimum subscription price of at least NZ $500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

(d)	In other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, each referred to herein as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, referred to herein as the Relevant Implementation Date, no offer of any securities which are the subject of the offering contemplated by this prospectus has been or will be made to the public in that Relevant Member State other than any offer where a prospectus has been or will be published in relation to such securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the relevant competent authority in that Relevant Member State in accordance with the Prospectus Directive, except that with effect from and including the Relevant Implementation Date, an offer of such securities may be made to the public in that Relevant Member State:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of securities shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

No securities have been offered or sold, and no securities may be offered or sold, in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the securities has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

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This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948 of Japan, as amended), or FIEL, and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEL and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been and will not be lodged or registered with the Monetary Authority of Singapore.

Accordingly, this prospectus and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person as defined under Section 275(2), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Offer Shares under Section 275 of the SFA except:

•	to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

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•	where no consideration is given for the transfer; or
•	where the transfer is by operation of law.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

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MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the year ended December 31, 2015, in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein and as disclosed in this prospectus, no reportable material changes have occurred since December 31, 2015.

LEGAL MATTERS

The validity of the ordinary shares and certain other matters under Australian law will be passed upon for us by Atanaskovic Hartnell, our Australian counsel. Certain matters under U.S. federal law will be passed upon for us by Spencer Fane LLP, our U.S. counsel. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The offices of PricewaterhouseCoopers are located at 201 Sussex Street, Sydney, New South Wales, Australia.

EXPENSES OF THE ISSUE

We estimate that the other expenses payable by us in connection with this offering, other than underwriting discounts, commissions and expenses (which are described in “Underwriting” beginning on page 25), will be as follows:

SEC registration fee	$579.03
FINRA filing fee	1,362.50
Printing and engraving expenses	1,561.50
Legal fees and expenses	150,000.00
Accounting fees and expenses	150,000.00
Miscellaneous expenses	25,000.00
Total	$328,503.03

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to the ordinary shares covered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ordinary shares covered by this prospectus, please see the registration statement and the exhibits filed with the registration statement. A copy of the registration statement and the exhibits filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

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We are subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, we file certain reports and other information with the SEC. Such reports and other information are available for inspection and copying at the Public Reference Room and website of the SEC referred to above. We maintain a website at www.parnell.com. You may access our Annual Report on Form 20-F filed pursuant to Sections 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below as well as certain filings made with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act from the date of the initial filing of this registration statement and prior to the effectiveness of this registration statement, except that we do not incorporate any document or portion of a document that was furnished and deemed by the rules of the SEC not to have been filed:

•	The description of our ordinary shares contained in our Registration Statement on Form F-1, as amended, under the Securities Act of 1933, as amended (the “Securities Act”), as originally filed with the SEC on May 19, 2014 (Registration No. 333-196065) under the heading “Description of Share Capital” and as incorporated into our Registration Statement on Form 8-A, filed with the SEC on June 13, 2014;

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on March 4, 2016; and

•	Our reports on Form 6-K filed with the SEC on January 19, 2016, March 3, 2016, and April 22, 2016.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents. Requests for such copies should be directed to our Corporate Secretary, Brad McCarthy, Unit 4, Century Estate, 476 Gardeners Road, Alexandria 2015 NSW, Australia.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a public company incorporated under the laws of Australia. Certain of our directors are non-residents of the U.S., and all or substantially all of the assets of such persons are located outside the U.S. As a result, it may not be possible for you to:

•	effect service of process within the U.S. upon our non-U.S. resident directors or on us;

•	enforce in U.S. courts judgments obtained against our non-U.S. resident directors or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•	enforce in U.S. courts judgments obtained against any of our non-U.S. resident directors or us in courts of jurisdictions outside the U.S. in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	to bring an original action in an Australian court to enforce liabilities against any of our non-U.S. resident directors or us based solely upon U.S. securities laws.

You may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our non-U.S. resident directors or us, including actions under the civil liability provisions of the U.S. securities laws.

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With that noted, there are no treaties between Australia and the U.S. that would affect the recognition or enforcement of foreign judgments in Australia. We also note that investors may be able to bring an original action in an Australian court against us to enforce liabilities based in part upon U.S. federal securities laws.

We have appointed Parnell, Inc., a wholly-owned U.S. subsidiary of Parnell Pharmaceuticals Holdings Ltd, as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or any action brought against us under state laws.

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